LIMITED LIABILITY COMPANY OPERATING AGREEMENT

THE YOGI MOVIE LLC
A California Limited Liability Company

Table of Contents

		Page
Article I: Company Formation		1
1.1	Formation	1
1.2	Filings	1
1.3	LLC Name	1
1.4	LLC Purposes and Powers	1
1.5	Principal Office	1
1.6	Term of LLC	2
1.7	Name, Address and Designation of Manager and Members	2
1.8	Agent for Service of Process	2
Article II: Capital Contributions		2
2.1	Capital Contributions by Members	2
2.2	Capital Contributions by Managers	2
2.3	Interest	2
2.4	Liabilities of Managers for Contributions	2
Article III: Profits, Losses and Distributions		2
3.1	Allocation of Net Profits/Loses	2
3.2	Distributions	3
Article IV: Management		3
4.1	Election of Managers	3
4.2	Management Powers of the Managers (Generally)	3
4.3	Specific Power and Authority of Managers	3
4.4	Authority to Execute Agreements on Behalf of the LLC	3
4.5	Compensation of Managers	4
4.6	Time Devoted to LLC	4
4.7	Other Business	4
4.8	Nominee	4
4.9	Withdrawal of Manager	4
4.10	Exculpation and Indemnification	4
4.11	Rights and Obligations of the Members	5
4.12	Member Compensation	5
4.13	Members' Accounts	5
4.14	Meetings	5
4.15	Banking	5
4.16	Books and Records	5

Table of Contents (cont.)

		Page
4.17	Company Information	6
Article V: Assignment of Interests in the LLC		6
5.1	Transfers	6
5.2	Assignment of the Interest in the LLC of a Manager	6
5.3	Rights of Assignee	6
5.4	Substitution of Assignee	7
5.5	Allocations and Distributions	7
5.6	Incapacity, Death, Bankruptcy of a Member	7
5.7	Further Assignments	7
5.8	Removal of a Manager	7
5.9	Incapacity or Death of a Manager	8
Article VI: Dissolution, Winding Up and Liquidation		8
6.1	Dissolution	8
6.2	LLC Continuation	8
6.3	Winding Up	8
6.4	Liquidation	8
Article VII: Purchaser Representations and Indemnification		9
7.1	Member Representations	9
7.2	Indemnification	9
Article VIII: Miscellaneous Provisions		9
8.1	Notices	9
8.2	Amendments	10
8.3	Counterparts	10
8.4	Successors	10
8.5	Severability	10
8.6	Applicability of California Law	10
8.7	Arbitration	10
8.8	Attorney's Fees	10
8.9	No Injunction	10
8.10	Cure	10
8.11	Waiver of Claims	10

OPERATING AGREEMENT

THE YOGI MOVIE LLC
A California Limited Liability Company

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (hereinafter the "Operating Agreement" or "Agreement"), is entered into as of the date set forth below, by and between Chris Thomas and Dan Damman (the "Managers") and the Members pursuant to the Offering Subscription Agreement executed by such Members.

It is hereby agreed as follows:

Article I
COMPANY FORMATION

1.1   Formation:

Pursuant to the California Limited Liability Company Act, the Members hereby authorize the formation of a limited liability company ("LLC" or "Company"). The rights and liabilities of the Members and Managers shall, except as may be hereinafter expressly stated to the contrary, be as provided by the California LLC statute.

1.2   Filings:

The Managers shall execute, file, record, and publish all certificates, notices, statements, and other instruments required by law for the formation and operation of the LLC as a limited liability company in all jurisdictions in which the LLC conducts business. Each Member agrees to execute promptly all certificates and other documents consistent with the terms of this Agreement deemed necessary by the Managers for such qualification.

1.3   LLC Name:

The name of the LLC shall be: The Yogi Movie LLC. The business of the LLC shall be conducted under said name, or such modification or variations thereof as the Managers may determine from time to time.

1.4   LLC Purpose:

The business purpose of the LLC is to engage in the financing, production, ownership, distribution, and other exploitation of the single feature film tentatively entitled "The Yogi™" (the "Film") and the exploitation of the ancillary and subsidiary rights to the picture produced. The LLC shall have the power to do any and all things incidental to or in furtherance of the LLC's purpose. However, nothing in this Agreement shall obligate the Managers to take any action on behalf of the LLC if the Managers deem such action inappropriate or not reasonably necessary to accomplish the purposes of the LLC.

1.5   Principal Office:

The location of the principal place of business of the LLC shall be: 134A Golden Gate Avenue, San Francisco, California 94102. Substitute or additional places of business may be established at other locations as may be determined by the Managers from time to time.

1.6 Term of LLC:

The LLC shall be effective upon the filing of the Articles of Organization with the California Secretary of State and shall dissolve automatically ten years after the initial filing date. However, the LLC may be dissolved sooner as provided in this Agreement.

1.7 Names, Addresses and Designations of Managers and Members:

The names and addresses of the Managers are Chris Thomas, 640 South Van Ness Ave., San Francisco, CA 94110, and Dan Damman, 142 Harvard Ave., Mill Valley, CA 94941. The names and addresses of the Members are set forth in Exhibit 2 attached to this Agreement.

1.8 Agent for Service of Process:

The name and address of the registered agent for service of process on the LLC shall be: Chris Thomas, 640 South Van Ness Ave., San Francisco, California 94110.

Article II
CAPITAL CONTRIBUTIONS

2.1 Capital Contributions by Members:

Each Member shall initially contribute to the Company capital in the amount set forth in Exhibit 3 attached to this Agreement. Except as may be separately agreed to in writing by a Member, each Member's initial capital contribution shall constitute that Member's full obligation to furnish funds to the LLC. No additional funds or other property shall be required of any Member. The capital contributions may be used by the Managers for any LLC purpose. Except as specifically provided in this Agreement, no Member shall have the right to withdraw such Member's capital contribution to the LLC or to receive any return of a portion thereof.

2.2 Capital Contributions by Managers:

As their contribution to the capital of the LLC, the Managers shall contribute all funds earned in their 2011 Kickstarter campaign (entitled "The Yogi™"). In addition, the Managers shall, in equal share, acquire, and contribute the rights to the underlying literary source material, the screenplay, and its visual development.

2.3 Interest:

No Member or Manager shall be paid interest on any capital contribution to the LLC.

2.4 Liabilities of Managers for Contributions:

The Managers shall not be personally liable for the return of any portion of the Members' contributions; the return of those contributions shall be made solely from LLC assets.

Article III
PROFITS, LOSSES AND DISTRIBUTIONS

3.1 Allocation of Net Profits/Losses:

For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each

Member's relative capital interest in the Company as set forth in Exhibit 2, as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2   Distributions:

The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704l-1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-1(b)(2)(ii)(d).


Article IV
MANAGEMENT


4.1   Election of Managers:

The name and address of each Manager is set forth in Section 1.7 of this Agreement. The election of the initial LLC Managers shall be by declaration set forth herein, and shall be confirmed by the affirmative vote of a majority in interest of the Members. By a majority vote the Members, as set forth in Exhibit 2 and as amended from time to time, may elect so many Managers as the Members determine, but no fewer than one.

4.2   Management Powers of the Managers (Generally):

The Managers shall have full and exclusive control of the management and operation of the business of the LLC and shall be responsible for making all creative and business judgments, determinations, and decisions affecting LLC affairs except as otherwise provided herein.

4.3   Specific Power and Authority of Managers:

The Managers shall have, subject to any limitations imposed elsewhere in this Agreement, the power and authority on behalf of the LLC to do or cause to be done any and all acts deemed by the Managers to be necessary or appropriate in connection with the management and operation of the business of the LLC. Without limiting the generality of the foregoing, the Managers may at any time, in their sole discretion and without further notice to or consent from any Member, make all decisions as to (a) the sale, development, lease, or other disposition of the LLC's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the LLC's assets; (d) the borrowing of money and the granting of security interests in the LLC's assets; (e) the pre-payment, refinancing, or extension of any loan affecting the LLC's assets; (f) the compromise or release of any of the LLC's claims or debts; (g) the employment of persons, firms, or corporations for the operation and management of the LLC's business; and (h) any other reasonable dealing with the assets of the LLC in connection with the management and operation of the business of the LLC.

4.4   Authority to Execute Agreements on Behalf of LLC:

In connection with the foregoing and in the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments,

Member's relative capital interest in the Company as set forth in Exhibit 2, as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2   Distributions:

The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704l-1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-1(b)(2)(ii)(d).


Article IV
MANAGEMENT


4.1   Election of Managers:

The name and address of each Manager is set forth in Section 1.7 of this Agreement. The election of the initial LLC Managers shall be by declaration set forth herein, and shall be confirmed by the affirmative vote of a majority in interest of the Members. By a majority vote the Members, as set forth in Exhibit 2 and as amended from time to time, may elect so many Managers as the Members determine, but no fewer than one.

4.2   Management Powers of the Managers (Generally):

The Managers shall have full and exclusive control of the management and operation of the business of the LLC and shall be responsible for making all creative and business judgments, determinations, and decisions affecting LLC affairs except as otherwise provided herein.

4.3   Specific Power and Authority of Managers:

The Managers shall have, subject to any limitations imposed elsewhere in this Agreement, the power and authority on behalf of the LLC to do or cause to be done any and all acts deemed by the Managers to be necessary or appropriate in connection with the management and operation of the business of the LLC. Without limiting the generality of the foregoing, the Managers may at any time, in their sole discretion and without further notice to or consent from any Member, make all decisions as to (a) the sale, development, lease, or other disposition of the LLC's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the LLC's assets; (d) the borrowing of money and the granting of security interests in the LLC's assets; (e) the pre-payment, refinancing, or extension of any loan affecting the LLC's assets; (f) the compromise or release of any of the LLC's claims or debts; (g) the employment of persons, firms, or corporations for the operation and management of the LLC's business; and (h) any other reasonable dealing with the assets of the LLC in connection with the management and operation of the business of the LLC.

4.4   Authority to Execute Agreements on Behalf of LLC:

In connection with the foregoing and in the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments, leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the LLC's assets; (b) all checks, drafts, and other orders for the payment of the LLC's funds; (c) all promissory notes, loans, security agreements, and other similar documents; and (d) all other instruments of any other kind relating to the LLC's affairs, whether like or unlike the foregoing.

4.5 Compensation of Managers:
Any Manager rendering services to the LLC shall be entitled to compensation commensurate with the value of such services. The LLC shall reimburse the Managers for all direct out-of-pocket expenses incurred by them in managing the LLC. At the conclusion of the LLC, all property rights and ancillary rights in the Film shall revert to and be distributed to the Managers.

4.6 Time Devoted to LLC:
The Managers shall devote to the LLC's affairs such time, on a non-exclusive basis, as the Managers, in their reasonable discretion, shall deem appropriate.

4.7 Other Business:
Any Member or Manager shall have the right to engage in or possess any interest in other business ventures of any kind, nature, or description (including without limitation, motion pictures and television projects which may compete with the Film) whether or not in competition with the LLC. Neither the LLC nor any other Member or Manager shall have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

4.8 Nominee:
Title to the LLC's assets shall be held in the LLC's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.9 Withdrawal of Manager:
Without the written consent of a majority of the Members, a Manager shall not have any right to withdraw or retire from the LLC, and shall be considered as a "key man" to this Agreement.

4.10 Exculpation and Indemnification:
The Managers, the Managers' agents, affiliates, counsel, consultants, and their representatives or agents shall be held harmless and be indemnified by the LLC for any liability, loss (including amounts paid in settlement), damages, or expenses (including reasonable attorney's fees) suffered by virtue of any acts or omissions or alleged acts or omissions arising out of such person's activities either on behalf of the LLC or in furtherance of the interests of the LLC and in a manner believed in good faith by such person to be within the scope of the authority conferred by this Agreement or law, so long as such person is not determined to be guilty in a final adjudication of criminal conduct, gross negligence or gross misconduct with respect to such acts or omissions. Such indemnification or agreement to hold harmless shall only

4

be recoverable out of the assets of the LLC, including insurance proceeds, if any. Notwithstanding the foregoing, indemnification of the Managers or their representatives or agents by the LLC for liability imposed by a judgment arising from or out of violation of state or federal securities laws shall not be made.

4.11 Rights and Obligations of the Members:

The liability of the Members shall be limited as provided pursuant to applicable law. Members that are not Managers shall take no part whatever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. The Managers may from time to time seek advice from the Members, but they need not accept such advice, and at all times the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member of the Company solely by reason of being a Member.

4.12 Member Compensation:

No Member shall be paid any salary or fee for services in connection with the activities of the LLC in his or her capacity as a Member and no such services shall be rendered.

4.13 Members' Accounts:

The Managers shall maintain separate capital and distribution accounts for each Member. Each Member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-1(b)(2)(iv).

4.14 Meetings:

Meetings of Members may be held at any place in the San Francisco Bay area, selected by the person or persons calling the meeting or as may be stated in or fixed in accordance with the Articles of Organization or this Operating Agreement. A meeting of the Members may be called by any Manager or by any Member or Members representing more than 50 percent of the interests of Members for the purpose of addressing any matters on which the Members may vote. Notice and other matters relating to such meetings shall be accordance with the provisions of the California limited liability company statute. The scheduling of such meetings shall not interfere with the duties of the Managers in the production of the Film.

4.15 Banking:

All funds of the LLC shall be deposited in the name of the LLC in such bank account or accounts as shall be determined by the Managers. No other funds shall be deposited in such accounts. The funds in such accounts shall be used solely for the business of the LLC. All withdrawals therefrom shall be made on checks or drafts signed on behalf of the LLC by such person or persons as the Managers shall designate.

4.16 Books and Records:

The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select, in accordance with generally accepted accounting practices and principles which show accurately the transactions of the LLC. The Company's accounting period shall be the calendar year. The Managers shall arrange for annual tax returns for the LLC to be prepared and filed with the IRS, along with the appropriate K1s to be transmitted to each Member within a reasonable period after the close of each fiscal year of the LLC.

4.17 Company Information:

Upon request, the Managers shall supply to any Member information regarding the LLC or its activities. Each Member or his/her authorized representative shall have access to and may inspect and copy all books, records, and materials in the Managers' possession regarding the LLC or its activities. The exercise of the rights in this section shall be at the requesting Member's expense.


Article V
ASSIGNMENT OF INTERESTS IN THE LLC


5.1 Transfers:

If at any time a Member proposes to sell, assign, or otherwise dispose of all or any part of his or her interest in the LLC, such Member shall first make a written offer to sell such interest to the other Members at a price determined by mutual agreement. If such other Members decline or fail to elect such interest within thirty days, and if the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, pursuant to the applicable law, the purchaser or assignee shall have no right to participate in the management of the business and affairs of the LLC. The purchaser or assignee shall only be entitled to receive the share of the compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

Notwithstanding anything to the contrary contained in this Agreement, interests in the LLC may not be assigned, sold, or otherwise transferred if such assignment, sale or other transfer is prohibited by law or is not effected in compliance with all applicable federal and state securities laws and regulations or would result in a termination of the LLC for tax purposes (unless such transfer is by operation of law). In the event an Interest is transferred in accordance with the terms of this Operating Agreement, the transferee shall succeed to the capital account of the transferor to the extent it relates to the transferred interest.

5.2 Assignment of the Interest in the LLC of a Manager:

The Managers shall have the free and unrestricted right to assign any or all of their interests in the proceeds of and distributions from the LLC, or any part thereof. Said assignee, however, shall not become a Manager without the consent of the Managers and Members with a majority interest in the LLC. Such assignment shall not relieve the Managers of their obligations under this Agreement.

5.3 Rights of Assignee:

An assignee, legal representative, or successor in interest of a Member shall be subject to all of the restrictions on a Member provided in this Agreement. An assignee of a Member's interest, or a portion thereof, who does not become a substituted Member in accordance with the provisions below shall have no right to an accounting of LLC transactions, to inspect the LLC's books, or to vote on any of the matters on which a Member would be entitled to vote. Upon the giving of notice of the assignment to the other Members and the Manager, such an assignee shall be entitled to receive only the share of LLC profits or other compensation by way of income, or the return of the assignor's contribution, to which the assignor would have been entitled.

5.4 Substitution of Assignee:

An assignee of all or any part of a Member's interest will become a substituted Member only if (a) the Managers consent thereto in writing (and the Managers may withhold such consent in their discretion) and (b) each of the following conditions is met: (i) the assignee shall consent in writing, in a form prepared by or satisfactory to the Manager, to be bound by the terms and conditions of this Agreement; (ii) the assignee shall pay any expenses of the LLC in effecting the substitution; (iii) the assignment shall be effected in compliance with all applicable federal and state securities laws and regulations; and (iv) all requirements of the California limited liability company statute, including amendment of this Operating Agreement, shall have been completed by the assignee, the assignor and the LLC, as the case may be.

5.5 Allocations and Distributions:

All assignments shall become effective for distribution and allocation purposes at the close of the calendar month in which the Manager is notified of such assignment. All cash distributions made or required to be made after the date the assignment is effective shall be made to the transferee. Income or loss for the year shall be allocated to the transferor and transferee based on the ratio of months each was considered to be the Member of record in the LLC.

5.6 Incapacity, Death, Bankruptcy of a Member:

In the event of the incapacity (i.e., judicially determined incompetence or insanity), death, or bankruptcy of a Member, the executor, trustee, guardian or conservator, administrator, receiver or other successor in interest of such Member shall have all the rights of such Member for the purpose of settling or managing such Member's affairs and such power as such Member possessed to assign all or a part of such Member's interest (subject to the Manager's approval) and to join with the assignee in satisfying the conditions precedent to such assignee's becoming a substituted Member.

The incapacity, death, or bankruptcy of a Member shall not dissolve the LLC. Each Member's estate or other successor in interest shall be liable for all obligations of such Member. In no event, however, shall such estate, legal representative, or other successor in interest become a substituted Member as such term is used herein, except in accordance with the above.

5.7 Further Assignments:

An assignee of all or any portion of the interest of a Member in the LLC pursuant to the terms hereof, who desires to make a further assignment of such interest, shall be subject to all the provisions of this Section to the same extent and in the same manner as such Member making an initial assignment of such Member's interest in the LLC.

5.8 Removal of a Manager:

Due to the unique nature of the project being undertaken by the LLC, and the relationship of the Managers to such project, the Managers enjoy a protected status. A Manager may be removed, but only for good and sufficient cause, and only by vote of 95% in number of the Members and Manager considered together at a meeting called expressly for that purpose. Any removal shall be without prejudice to the rights, if any, of such Manager under any contract of employment, and if an original Manager is removed, all rights relating to the screenplay and rights to the underlying literary material (both as contributed by the Manager to the LLC) shall revert to the Manager. Upon the effectiveness of such removal, the Members may by the consent of a majority of the Members and the remaining Manager, if any, elect a successor Manager to continue the business of the LLC, or continue the business of the LLC with the remaining Manager acting in that capacity.

5.9 Incapacity or Death of a Manager:

In the event of the withdrawal, incapacity, or death of a Manager, the remaining Manager, if any, may continue the business of the LLC alone, or at his option may appoint a successor Manager. If no remaining Manager exists, a new Manager may be named by Members who own a majority of the LLC.

Article VI
DISSOLUTION, WINDING UP AND LIQUIDATION

6.1 Dissolution:

The LLC shall be dissolved at the time specified in Section 1.6 above or upon the earlier occurrence of any of the following: (a) a vote by the majority in interest of the Members for dissolution; (b) any event which makes it unlawful for the business of the LLC to be carried on by the Members; (c) any event causing dissolution of the LLC under the laws of California; or (d) the death, resignation, expulsion, bankruptcy, retirement, or other event that terminates the continued membership of a Member, unless the business of the LLC is continued by a vote of a majority in interest of the remaining Members within 90 days of the happening of the event.

6.2 LLC Continuation:

The LLC shall not be dissolved by the death, withdrawal, retirement, or incapacity of a Manager, provided the business of the LLC is continued by a remaining or successor Manager pursuant to a right to do so stated in the Agreement, which right is hereby granted.

6.3 Winding Up:

In the event of dissolution as provided above, the business of the LLC shall be wound up, and the assets distributed in accordance with the terms of this Agreement. The winding up of the affairs of the LLC and the distribution of its assets shall be conducted by the Managers who are hereby authorized to do any and all acts and things authorized by law for these purposes.

In the event of the removal, death, incapacity, withdrawal, or bankruptcy of both Managers, the winding up of the affairs of the LLC and the distribution of its assets shall be conducted by such person or entity as may be selected by such Members as own at least a majority interest in the LLC, which person or entity is hereby authorized to do any and all acts and things authorized by law for these purposes.

6.4 Liquidation:

Upon liquidation of the LLC, all assets of the LLC (except for the remaining rights associated with the Film itself) shall be liquidated and distributions shall be made to Members and the Managers in accordance with the terms of this Agreement.

Article VII
PURCHASER REPRESENTATIONS AND INDEMNIFICATION

7.1   Member Representations:

Each Member hereby represents and warrants to the LLC and all Members and the Managers that he or she has received and read the accompanying Offering Memorandum for The Yogi Movie LLC. Such Member recognizes that the LLC will be newly organized and has no history of operations or earnings and is of a speculative nature. Such Member is financially able to comply with such Member's obligations hereunder; and such Member has adequate means of providing for such Member's current financial needs and possible contingencies exclusive of such prospective purchaser's investment in the LLC. Additionally, such Member is aware that the Managers and their affiliates may engage in businesses which are competitive with that of the LLC, and such Member agrees to such activities even though there may be conflicts of interests inherent therein.

7.2   Indemnification:

Each Member hereby agrees to indemnify and save harmless the LLC, the Managers, the Managers' affiliates, counsel and consultants, and each other Member from any damages, claims, expenses, losses, or actions resulting from (i) a breach by such Member of any of the warranties and representations contained in this Article VII or (ii) the untruth of any of the warranties and representations contained herein. If such warranties and representations are either breached or are not true, the Member who breached such warranties and/or representations, shall, at the election of the Managers, be subject to a rescission of such Member's rights or interests in the LLC.

Article VIII
MISCELLANEOUS PROVISIONS

8.1   Notices:

Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party to whom the same is directed or three (3) business days after deposit in the United States mail, registered or certified, postage and charges prepaid, addressed to each Member or Manager, as applicable, at the applicable address specified by such Member in the Subscription Agreement. A Member may change such Member's address for purposes of notice by a writing sent in accordance with this Section 8.1 to either Manager.

8.2   Amendments:

This Agreement may be amended only with the written consent of the Manager and such Members as have a 66 2/3% ownership interest in the LLC. No amendment which is not approved in writing by such Members and Managers, however, shall change the purpose of the LLC, modify the term of the LLC, change the LLC to a general partnership, reduce the liabilities, obligations or responsibilities of the Manager, increase the liabilities or commitments of the Members or change the provisions of this Agreement requiring the unanimous consent of the Members to continue the business of the LLC.

8.3 Counterparts:
This Agreement may be executed in counterparts by each of the Members and Managers, all of which taken together shall be deemed one original.

8.4 Successors:
This Agreement shall be binding on and inure to the benefit of the respective successors, assigns and personal representatives of the parties hereto, except to the extent of any contrary provision in this Agreement.

8.5 Severability:
If any provision of this Agreement shall be invalid, illegal, or unenforceable in any applicable jurisdiction, the validity, legality, and enforceability of the remaining provisions, or of such provision in any other jurisdiction, shall not in any way be affected or impaired thereby.

8.6 Applicability of California Law:
This Agreement, and the application or interpretation hereof, shall be governed, construed and enforced exclusively by its terms and in accordance with the laws of the state of California.

8.7 Arbitration:
Any dispute, controversy or claim arising out of or in connection with or relating to this Agreement or any breach or alleged breach hereof shall be determined and settled by arbitration in California, pursuant to the rules then in effect of the American Arbitration Association, and any such determination or settlement shall be enforceable pursuant to the applicable provisions of the laws of the state of California. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum (state or federal) having jurisdiction. An arbitrator shall be selected according to the procedure provided for under the commercial arbitration rules of the American Arbitration Association.

8.8 Attorney's Fees:
If any legal action or arbitration or other proceeding is brought by any party hereto for the enforcement of this Agreement or as a result of an alleged breach, default or misrepresentation in connection with any of the provisions of this Agreement, the prevailing party may be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding, in addition to any other relief in which the party may be entitled.

8.9 No Injunction:
The parties hereto agree and acknowledge that in the event of a breach of any party hereto of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise so sufficient as to give rise to a right of injunctive or other equitable relief. Any rights or remedies shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Picture hereunder.

8.10 Cure:
No party shall be liable to any other party for damages of any kind arising out of or in connection with any breach of this Agreement occurring or accruing before the breaching party has had reasonable notice of and opportunity to cure such breach.

IN WITNESS WHEREOF, this Operating Agreement of The Yogi Movie LLC is entered into and shall become effective as of the date set forth below. It is the Members' express intention to create a Limited Liability Company in accordance with applicable law, as currently written or subsequently amended or redrafted.

The undersigned hereby agree, acknowledge, and certify that the foregoing Operating Agreement is adopted and approved by each Member as of this ___ day of _____, 2012.

Members:



Signature

Printed Name: _Christopher Thomas_

Percent: **50** %



Signature

Printed Name: _DANIEL J DAMMAN_

Percent: _____ %

_____
Signature

Printed Name: _____

Percent: _____ %

_____
Signature

Printed Name: _____

Percent: _____ %

Managers:



Signature

Printed Name: _Christopher Thomas_



Signature

Printed Name: _Daniel J. Damman_

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EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
for
THE YOGI MOVIE LLC
A California Limited Liability Company

LISTING OF MANAGERS

By a majority vote of the Members the following Managers are hereby elected to operate the Company pursuant to Section 4.1 of this Agreement:

Name: Chris Thomas
Address:

Name: Dan Damman
Address:

The above listed Managers will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by Section 5.8 or upon their voluntary resignation.

SIGNED and AGREED this **1** day of **July**, 2012.



Signature of Member   Printed Name: Christopher Thomas



Signature of Member   Printed Name: DANIEL J. DAMMAN

_____
Signature of Member   Printed Name: _____

_____
Signature of Member   Printed Name: _____

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
for
THE YOGI MOVIE LLC
A California Limited Liability Company

LISTING OF MEMBERS

As of the __1__ day of __July__, 2012, the following is a list of Members of the Company:

Name: __Christopher Thomas__   Percent: __50__ %

Address: _____

Name: _____   Percent: _____ %

Address: _____

Name: _____   Percent: _____ %

Address: _____

Name: _____   Percent: _____ %

Address: _____

Authorized by Members to provide Member Listings as of this __1__ day of __July__, 2012.

_____
Signature of Member

_____
Signature of Member

_____
Signature of Member

DANIEL J. DAMMAN
_____
Signature of Member

A-2

<u>**EXHIBIT 3**</u>

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
for
THE YOGI MOVIE LLC
A California Limited Liability Company

<u>**CAPITAL CONTRIBUTIONS**</u>

Pursuant to Section 2.1 of this Operating Agreement, the Members' initial contribution to the Company capital is _____. The description and each individual portion of this initial contribution is as follows:

Member Name	Amount of Initial Contribution
Christopher Thomas	$ 3,297.50 + labor
David Dammen	$ 3,297.50 + labor

SIGNED and AGREED this _1_ day of __July__, 2012



_____
Signature of Member



_____
Signature of Member

_____
Signature of Member

_____
Signature of Member



Addendum to The Yogi Movie LLC
Sept. 1, 2019

This is to serve as an addendum to the The Yogi LLC Movie Operating Agreement dated July 1, 2012.

The following are the changes:
Section 1.5 - Principle Office is now
Section 1.7 - Dan Damman's address is now
Section 1.8 - Agent of Service Process is now Dan Damman.

Signed and agreed this 1 **day of** Sept **, 20**19

Signature of Member	Christopher Thomas **Printed Name of Member**
Signature of Member	DANIEL J. DAMMAN **Printed Name of Member**